UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 26, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on September 26, 2013, entitled "Significant oil discovery offshore Canada".

Significant oil discovery offshore Canada

Statoil (OSE:STL, NYSE:STO) Canada and co-venturer Husky Energy have announced that the first Bay du Nord exploration well has discovered between 300 and 600 million barrels of oil recoverable.

The Bay du Nord discovery, located approximately 500 kilometres northeast of St. John’s, Newfoundland and Labrador, Canada, was announced in August. A sidetrack well has been completed this week and confirms a high impact discovery. Additional prospective resources have been identified which require further delineation.

The Bay du Nord discovery is Statoil’s third discovery in the Flemish Pass Basin. The Mizzen discovery is estimated to hold a total of 100-200 million barrels of oil recoverable. The Harpoon discovery, announced in June, is still under evaluation and volumes cannot be confirmed at this stage.

The Bay du Nord well encountered light oil of 34 API and excellent Jurassic reservoirs with high porosity and high permeability.

“It is exciting that Statoil is opening a new basin offshore Newfoundland,” says Tim Dodson, executive vice president of Statoil Exploration. “This brings us one step closer to becoming a producing operator in the area.”

“With only a few wells drilled in a large licenced area, totalling about 8,500 square kilometres, more work is required,” adds Dodson. “This will involve new seismic as well as additional exploration and appraisal drilling to confirm these estimates before the partnership can decide on an optimal development solution in this frontier basin.”

The successful drilling results from the Flemish Pass Basin demonstrate how Statoil’s exploration strategy of early access at scale and focus on high-impact opportunities is paying off. As an early player in the area, Statoil has confirmed its understanding of the basin and has opened a new oil play offshore Canada.  The Flemish Pass has the potential to become a core producing area for Statoil post-2020.

All three discoveries are in approximately 1,100 metres of water. Mizzen was drilled by the semi-submersible rig Henry Goodrich (2009). The Bay du Nord and Harpoon wells were drilled by the semi-submersible rig West Aquarius (2013).

Statoil is the operator of Mizzen, Harpoon and Bay du Nord with a 65% interest. Husky Energy has a 35% interest.

(High impact discovery = > 100 mmboe net to Statoil or > 250 mmboe in total)

About Statoil:
Statoil is an international energy company with operations in 34 countries. Building on 40 years of experience from oil and gas production on the Norwegian continental shelf, we are committed to accommodating the world's energy needs in a responsible manner, applying technology and creating innovative business solutions. We are headquartered in Stavanger, Norway with approx. 23,000 employees worldwide, and are listed on the New York and Oslo stock exchanges. More information on www.statoil.com

Further information from:

Investor relations

Hilde Merete Nafstad, Senior vice president,
+47 957 83911 (mobile)

Morten Sven Johannessen, vice president, Investor Relations USA,
+1 2039786950 / +1 2035702524

Media

Ola Morten Aanestad
Vice president, Communications North America
+1 7134980585 (mobile)

Bård Glad Pedersen, press spokesperson international, Statoil Norway
+47 918 01 791 (mobile)

Caron Hawco
Communications Leader, Statoil Canada, Offshore
+1 709-738-8471 (phone)
+1 709-749-0601 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 26, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer